INVICTUS The Cannabis Company

PRESS RELEASE	January 15, 2019

KEITH STEIN REPLACES TREVOR DIXON AND JOSEF HOCHER
ON INVICTUS’ BOARD

Vancouver, BC, January 15, 2019 - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) is pleased to announce that the Company’s Board of Directors (the “Board”) has approved the appointment of Keith Stein, Counsel at Dentons Canada LLP (“Dentons”), to serve on the Board effective January 11, 2019. The new appointment follows the resignations of Trevor Dixon, President and Director of Invictus since April 25, 2017, and Josef Hocher, member of the Board since June 26, 2017. Mr. Dixon will remain as President and Director of the Company’s wholly-owned subsidiary Acreage Pharms Ltd ("Acreage Pharms"). George E. Kveton, CEO of Invictus will assume the role of President of the Company.

Mr. Stein joined Dentons as Counsel in 2014 after serving as Counsel at Heenan Blaikie LLP from 2008 until February 2014. From 1994 to 2008, he was a senior executive with Magna International Inc. (“Magna”) reporting to the Chairman, Frank Stronach and continued to act as a consultant reporting to the Executive Vice-Chairman until November 2010. Prior to becoming a consultant, Mr. Stein held the position of Senior Vice-President of Corporate Affairs at Magna. Before joining Magna, he was Senior Corporate Counsel for Toyota Canada and Toyota Credit Canada. Mr. Stein has been a board member of various publicly listed companies.

“On behalf of the Invictus, I want to thank Mr. Dixon and Mr. Hocher for their hard work and dedication to the Company. As founder of Acreage Pharms in 2013, Trevor has played an integral role in Invictus’ growth strategy and will continue to oversee the expansion of the Acreage Pharms’ facility and its EU-GMP certification,” said Mr. Kveton. “I am thrilled to welcome Mr. Stein to the Board, his wealth of business acumen and experience across a wide range of industries in Canada and abroad will be a great asset to support the executive team and fellow Directors in executing on the Company’s vision.”

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
George E. Kveton
Chief Executive Officer and Director

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(833) 879-4363

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

INVICTUS The Cannabis Company

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer. To meet growing demand, Invictus is expanding its cultivation footprint, with three cannabis production facilities licensed under the Cannabis Act and Cannabis Regulations in Canada. To accommodate international sales, Invictus’ wholly-owned subsidiary, Acreage Pharms Ltd. (“Acreage Pharms”), has designed and is currently building its Phase 3 purpose-built cultivation facility to be European Union Good Manufacturing Practices (“EU-GMP”) compliant. The Company is targeting up to 50 percent of production to medical cannabis. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd. (“Future Harvest”), a high-quality fertilizer and nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 70 Health Canada approved strains and a multifaceted distribution strategy including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores. For more information visit www.invictus-md.com.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.